EXHIBIT 99.1

For Immediate Release 22-9-TR	Date:	January 26, 2022

Teck Named to 2022 Bloomberg Gender-Equality Index

Vancouver, B.C. – Teck Resources Limited (TSX: TECK.A and TECK.B, NYSE: TECK) (“Teck”) has been named to the 2022 Bloomberg Gender-Equality Index (GEI) for the fifth straight year.

“We know that a more diverse and engaged workforce unlocks a wealth of ideas, skills and perspectives that make us a better company,” said Don Lindsay, President and CEO. “We are proud to once again be included on the Bloomberg Gender-Equality Index and we remain focused on supporting gender equality and fostering an inclusive and diverse workplace.”

The GEI recognizes companies committed to advancing women in the workplace globally. Teck was included in this year’s index for scoring at or above the global threshold established by Bloomberg to reflect a high level of disclosure and overall performance across the framework’s five pillars: female leadership and talent pipeline, equal pay and gender pay parity, inclusive culture, sexual harassment policies, and pro-women brand. More information on the index can be found here: www.bloomberg.com/gei/.

Teck has also been named as one of Canada’s Top 100 Employers by Mediacorp Canada’s Top Employers program for the past five years, and for the second year in a row was included in the Forbes World’s Best Employers list and Canada’s Top Employers for Young People. Click here to learn more about Teck’s approach to inclusion and diversity.

About Teck

As one of Canada’s leading mining companies, Teck is committed to responsible mining and mineral development with major business units focused on copper, zinc, and steelmaking coal, as well as investments in energy assets. Copper, zinc and high-quality steelmaking coal are required for the transition to a low-carbon world. Headquartered in Vancouver, Canada, Teck’s shares are listed on the Toronto Stock Exchange under the symbols TECK.A and TECK.B and the New York Stock Exchange under the symbol TECK. Learn more about Teck at www.teck.com or follow @TeckResources.

Teck Media Contact:

Chris Stannell

Public Relations Manager

604.699.4368

chris.stannell@teck.com

Teck Investor Contact:

Fraser Phillips

Senior Vice President, Investor Relations and Strategic Analysis

604.699.4621

fraser.phillips@teck.com